Filed Pursuant to Rule 424(b)(3)

Registration No. 333-168129

CNL HEALTHCARE PROPERTIES, INC.

STICKER SUPPLEMENT DATED MAY 9, 2014

TO PROSPECTUS DATED APRIL 18, 2014

This sticker supplement is part of, and should be read in conjunction with our prospectus dated April 18, 2014 and our sticker supplement dated April 23, 2014. Capitalized terms have the same meanings as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us,” and the “Company” means CNL Healthcare Properties, Inc., CHP Partners, LP, a wholly-owned subsidiary and our operating partnership, and/or our other subsidiaries or affiliates. The information contained herein is presented as of May 9, 2014.

The following supercedes and replaces in its entirety the section entitled “Suitability Standards” beginning on page i of the prospectus.

SUITABILITY STANDARDS

We have established financial suitability standards for initial stockholders in this offering. These suitability standards require that a purchaser of shares have either:

•	a net worth of at least $250,000; or

•	a gross annual income of at least $70,000 and a net worth of at least $70,000.

In determining your net worth, do not include the value of your home, home furnishings or personal automobiles.

Our suitability standards also require that you:

•	can reasonably benefit from an investment in our common stock based on your overall investment objectives and portfolio structure;

•	are able to bear the economic risk of the investment based on your overall financial situation; and

•	have an apparent understanding of:

•	the fundamental risks of your investment;

•	the risk that you may lose your entire investment;

•	the lack of liquidity of your shares;

•	the restrictions on transferability of your shares;

•	the background and qualifications of our advisor; and

•	the tax consequences of your investment.

Our sponsor, CNL Financial Group, LLC, and each person selling shares on our behalf must make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each stockholder based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives. In the case of sales to fiduciary accounts, these minimum standards shall be met by the beneficiary, the fiduciary account, or by the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

Certain states have established suitability requirements that are more stringent than the standards that we have established and described above. Shares will be sold to investors residing in these states only if those investors represent that they meet the additional suitability standards set forth below. In each case, these additional suitability standards exclude from the calculation of net worth the value of an investor’s home, home furnishings and personal automobiles.

•	Alabama and North Dakota — In addition to meeting the applicable suitability standards set forth above, Alabama and North Dakota residents may not invest more than 10% of their net worth, exclusive of their home, home furnishings and automobile, in this offering and in other similar real estate programs sponsored by CNL Financial Group, LLC.

•	California — An investment in our securities is limited to California investors who have: (i) a liquid net worth of not less than $100,000 and a gross annual income of not less than $75,000; or (ii) a net worth of $250,000, exclusive of his or her home, home furnishings and automobile. In addition, a California resident may not invest more than 10% of his or her net worth in this offering.

•	Iowa — An investment in our securities is limited to Iowa investors who have: (i) a liquid net worth of not less than $100,000 and a gross annual income of not less than $70,000; or (ii) a net worth of $350,000, exclusive of his or her home, home furnishings and automobile. In addition, an Iowa resident may not invest more than 10% of his or her net worth, exclusive of his or her home, home furnishings and automobile, in this offering and in other real estate programs sponsored by CNL Financial Group, LLC.

•	Kentucky, Massachusetts, Michigan, Missouri, Oregon, Pennsylvania and Tennessee — In addition to meeting the applicable suitability standards set forth above, an investment in our securities may not exceed 10% of an investor’s liquid net worth, which may be defined as the remaining balance of cash and other assets easily converted to cash after subtracting the investor’s total liabilities from total assets.

•	Nebraska — An investment in our securities is limited to Nebraska investors who have: (i) a net worth of not less than $100,000 and an annual income of not less than $70,000; or (ii) a net worth of not less than $350,000. In addition, a Nebraska resident may not invest more than 10% of his or her net worth in this offering.

•	Ohio — In addition to meeting the applicable suitability standards set forth above, your investment in our securities and in any securities publicly offered in the United States by CNL Financial Group, LLC or its affiliates may not exceed 10% of your liquid net worth, which may be defined as the remaining balance of cash and other assets easily converted to cash after subtracting the investor’s total liabilities from total assets.

In addition to the suitability standards established above, the following states have established recommendations for investors residing in those states. Shares will be sold to investors in these states only if those investors acknowledge the recommendations set forth below.

•	Kansas, Maine and Massachusetts — The offices of the Kansas Securities Commissioner, the Maine Office of Securities and the Massachusetts Securities Division recommend that an investor’s aggregate investment in our securities and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Before authorizing an investment in shares, fiduciaries of Plans (as defined below in the “Plan of Distribution” section) should consider, among other matters: (i) fiduciary standards imposed by the Employee Retirement Income Security Act of 1974, as amended or “ERISA” and governing state or other law, if applicable; (ii) whether the purchase of shares satisfies the prudence and diversification requirements of ERISA and governing state or other law, if applicable, taking into account any applicable Plan’s investment policy and the composition of the Plan’s portfolio, and the limitations on the marketability of shares; (iii) whether such fiduciaries have authority to hold shares under the applicable Plan investment policies and governing instruments; (iv) rules relating to the periodic valuation of Plan assets and the delegation of control over responsibility for “plan assets” under ERISA or governing state or other law, if applicable; (v) whether the investment will generate unrelated business taxable income to the Plan (see “Federal Income Tax Considerations — Treatment of Tax-Exempt Stockholders”) and (vi) prohibitions under ERISA, the Internal Revenue Code of 1986 as amended or the “Code” and/or governing state or other law relating to Plans engaging in certain transactions involving “plan assets” with persons who are “disqualified persons” under the Code or “parties in interest” under ERISA or governing state or other law, if applicable. See “Plan of Distribution — Certain Benefit Plan Considerations.”

PROSPECTUS SUMMARY

The following information is added under the heading “Senior Housing Communities” in the section entitled “PROSPECTUS SUMMARY — Property Summary — Properties” on page 6 of the prospectus.

Senior Housing Communities
Portfolio, Property Name and Location	Date Acquired	Capacity (Units/In Service Beds)	Year Built/ Renovated	Purchase Price (in millions)
South Bay II Communities – Phase IV(16)
Watercrest at Mansfield Mansfield, Texas	05/05/14	94	2011	$25.0

The following footnote is added to the footnotes appearing at the end of the table in the section entitled “PROSPECTUS SUMMARY — Property Summary—Properties” on page 8 of the prospectus.

(16)	This portion of the South Bay II Communities – Phase IV has an aggregate of 68 assisted living units and 26 memory care units.

The following supersedes and replaces the first paragraph and map of the section entitled “BUSINESS — Investments — Locations of Our Assets” on page 78 of the prospectus.

Investments

Locations of Our Assets

The following map reflects the locations of our 76 assets as of May 5, 2014, including our six properties owned through investments in joint ventures, our three current development projects, one development land acquisition associated with an existing facility and one loan to a third-party for development of a medical office building:

The following is added under the heading “Senior Housing Communities” in the section entitled “BUSINESS — Properties” on page 81 of the prospectus.

Senior Housing Communities
Portfolio Name, Property & Location	Capacity (Units)	Operator	Structure	Date Acquired	Encum- brance (in millions)	Purchase Price (in millions)
South Bay II Communities – Phase IV
Watercrest at Mansfield Mansfield, Texas	94	Integrated Senior Living, LLC	Managed	05/05/14	(2)	$25.0

The following supersedes and replaces footnote 2 to the first table in the section entitled “BUSINESS — Properties” on page 82 of the prospectus.

(2)	On August 19, 2013, we, through our limited partnership, entered into a revolving credit facility that is collateralized by these properties and has an outstanding balance of approximately $210.6 million as of May 5, 2014. See “Business — Borrowings — Material Indebtedness — Revolving Credit Facility” for more information.

The following supersedes and replaces in its entirety the section entitled “BUSINESS — Material Portfolio Acquisition — South Bay II Communities” on page 85 of the prospectus.

Material Portfolio Acquisitions

South Bay II Communities

The Company’s operating partnership entered into an asset purchase and sale agreement dated October 7, 2013 with certain sellers (collectively, the “South Bay II Sellers”) to acquire a portfolio of seven senior housing communities (collectively, the “South Bay II Communities”) for an aggregate purchase price of approximately $187.2 million, subject to adjustment based on property net operating income. The South Bay II Communities collectively feature (i) 801 units comprised of 415 independent living units, 254 assisted living units and 132 memory care units and (ii) 72 skilled nursing in service beds. The average age of the South Bay II Communities is 3.1 years. None of the South Bay II Sellers are affiliates of the Company or the Company’s advisor. However, all of the sellers of the South Bay II Communities are affiliates of South Bay Partners, Ltd. (“South Bay Partners”). The Company previously acquired a portfolio of eight senior housing communities from affiliates of South Bay, a full-service real estate development company headquartered in Dallas, Texas. See “Business — Properties.”

On February 28, 2014, March 28, 2014 and April 21, 2014, the Company closed on the acquisition of South Bay II Communities – Phase I, South Bay II Communities – Phase II and South Bay II Communities – Phase III, respectively. On May 5, 2014, the Company acquired from Mansfield AL Group, LP a portion of the property which makes up the fourth tranche of the South Bay II Communities (the “South Bay II Communities – Phase IV”) for a purchase price of approximately $25.0 million.

The Company leases each of the South Bay II Communities – Phase I, Phase II, Phase III and Phase IV properties to a wholly-owned taxable REIT subsidiary of the Company (“TRS”) (each a “South Bay II Communities Tenant”). Certain South Bay II Communities Tenants have engaged an independent third-party manager, Jerry Erwin Associates, Inc. d/b/a JEA Senior Living (“JEA”), to operate and manage The Isle at Cedar Ridge, Legacy Ranch Alzheimer’s Special Care Center, The Springs Alzheimer’s Special Care Center and Isle at Watercrest – Bryan pursuant to long-term management services agreement which may be terminated without penalty under certain circumstances. Pursuant to these management services agreements, JEA will receive a customary management fee based on the gross collected revenues received each month with respect to these properties. JEA is a privately owned management and development company based in Vancouver, WA which currently operates approximately 29 senior housing assets located in 12 states.

Harbor Plainfield Management, LLC (“Harbor Plainfield Management”) operates and manages HarborChase of Plainfield pursuant to a long-term management service agreement with the related South Bay II Communities Tenant which may be terminated without penalty under certain circumstances. Pursuant to this management services agreement, Harbor Plainfield Management will receive a customary management fee based on the gross collected revenues received each month with respect to HarborChase of Plainfield. Harbor Plainfield Management is an affiliate of Harbor Retirement Associates, LLC (“HRA”). HRA, established in 2002, is a regional senior living development and management company which with its affiliate management companies currently manages 18 communities in 9 states.

RES ICD Management LP d/b/a Integrated Property Management (“Integrated Property Management”) operates and manages Watercrest at Bryan pursuant to a long-term management service agreement with the related South Bay II Communities Tenant which may be terminated without penalty under certain circumstances. Pursuant to this management services agreement, Integrated Property Management will receive a customary management fee based on the gross collected revenues received each month with respect to Watercrest at Bryan. Integrated Property Management, based in Southlake, Texas, currently manages five senior housing communities in Texas. Integrated Property Management is an affiliate of each of South Bay Partners and Integrated Senior Living, LLC (“Integrated Senior Living”) which manages Watercrest at Mansfield.

Integrated Senior Living operates and manages Watercrest at Mansfield pursuant to a long-term management service agreement with the related South Bay II Communities Tenant which may be terminated without penalty under certain circumstances. Pursuant to this management agreement, Integrated Senior Living will receive a customary management fee based on the gross collected revenues received each month with respect to the Watercrest at Mansfield. Integrated Senior Living is a privately owned and operated seniors housing management company founded in 2011 by principals of South Bay Partners and Integrated Real Estate Group. Integrated Senior Living is based in Southlake, Texas and currently manages seven properties in Texas.

The Company financed the acquisition of the South Bay II Communities – Phases I, II, III and this portion of Phase IV by drawing an aggregate of approximately $83.6 from its revolving credit facility originally entered into on August 19, 2013 with KeyBank National Association. See “Business — Borrowings — Material Indebtedness — Revolving Credit Facility” for further information.

The aggregate real estate taxes for the year ended December 31, 2013 for the South Bay II Communities – Phases I, II, III and this portion of Phase IV were approximately $0.2 million, $0.3 million, $0.7 million and $0.3 million, respectively. We calculate depreciation expense for federal income tax purposes using the straight-line method, and anticipate depreciating the buildings and land improvements for federal income tax purposes based on estimated useful lives of 40 years and 20 years, respectively:

ESTIMATED DEPRECIABLE BASIS

Estimated Depreciable Basis
(in millions)
South Bay II Communities – Phase I
Isle at Cedar Ridge	$17.0

South Bay II Communities – Phase II
HarborChase of Plainfield	$23.5
Legacy Ranch Alzheimer’s Special Care Center	$10.1
The Springs Alzheimer’s Special Care Center	$9.7

South Bay II Communities – Phase III
Isle at Watercrest – Bryan	$17.3
Watercrest at Bryan	$23.7

South Bay II Communities – Phase IV
Watercrest at Mansfield	$21.3

Investment Services Fees of approximately $0.4 million, $0.9 million, $0.9 million and $0.5 million, respectively, is payable to our advisor in connection with the acquisition of each of the South Bay II Communities – Phases I, II III and this portion of Phase IV, which is equal to 1.85% of the aggregate purchase price of the properties.

The second portion of the South Bay II Communities – Phase IV property is expected to close in June 2014 for an additional purchase price of $45.0 million.

The following supersedes and replaces the fourth paragraph of the section entitled “BUSINESS — Material Indebtedness — Revolving Credit Facility,” which begins on page 89 of the prospectus.

The Revolving Credit Facility is currently collateralized by first-priority mortgages on 13 senior housing communities, two post-acute care facilities, and three medical office buildings – Primrose Retirement Community of Lima located in Lima, Ohio, Primrose Retirement Community of Council Bluffs located in Council Bluffs, Iowa, HarborChase of Jasper located in Jasper, Alabama, Raider Ranch located in Lubbock, Texas, Town Village located in Oklahoma City, Oklahoma, Bay Medical Plaza and Scripps Medical Office Building located in Chula Vista, California, Coral Springs Medical Office Buildings I and II located in Coral Springs, Florida, Isle at Cedar Ridge located in Cedar Park, Texas, Legacy Ranch Alzheimer’s Special Care Center located in Midland, Texas, HarborChase of Plainfield located in Plainfield, Illinois and The Springs Alzheimer’s Special Care Center located in San Angelo, Texas, Isle at Watercrest - Bryan, Bryan, Texas, Watercrest at Bryan, Bryan, Texas and Watercrest at Mansfield, Mansfield, Texas.

The following replaces the last paragraph of the section entitled “BUSINESS — Material Indebtedness — Revolving Credit Facility” on page 90 of the prospectus:

On February 27, 2014, the Company and its operating partnership exercised a portion of the accordion feature of the revolving credit facility which has an aggregate maximum committed principal amount of approximately $275 million, thereby increasing the aggregate maximum principal amount available for borrowing under the credit facility from $120,000,000 to $240,000,000. The maximum principal amount available for borrowing under the revolving credit facility was again increased from $240,000,000 to $275,000,000 on April 29, 2014. The remaining terms of the Credit Agreement, as amended, remain in effect.